Exhibit 21.1
Sunwin Stevia International, Inc.
Subsidiaries of the Registrant

	Name	Country of Incorporation
1.	Qufu Natural Green Engineering Co., Ltd., a wholly owned subsidiary of Sunwin Stevia International, Inc.	China
2.	Sunwin USA, LLC., a wholly owned subsidiary of Sunwin Stevia International, Inc.	USA - Delaware
3.	Qufu Shengwang Stevia Biology and Science Co., Ltd., a wholly owned subsidiary of Qufu Natural Green Engineering Co., Ltd.	China
4.
Qufu Shengren Pharmaceutical Co., Ltd., a wholly owned subsidiary of Qufu Natural Green Engineering Co., Ltd. (On April 30, 2020, the Company increased the total amount of capital of Qufu Sheng through a series of debt transfer and conversion agreements with investors, ownership of Qufu Natural Green became 61%)
China